Free Writing Prospectus (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 433 Registration No. 333-126811 February 1, 2007

$[•] 100% Principal Protected Digital Plus Notes due August 21, 2012 Linked to the Performance of a Basket of Base Metals Medium-Term Notes, Series A, No. C-021

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date:	February 9, 2007

Issue Date:	February 21, 2007

Basket Final Valuation Date:	August 16, 2012

Maturity Date:	August 21, 2012 (resulting in a term to maturity of 5.5 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Reference Asset:	A basket consisting of aluminum, nickel and zinc (each as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement) (each a “basket component”, and together, the “basket components”) in equally weighted allocations.

Interest:	We will not pay you interest during the term of the Notes.

Minimum Return:	10%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the basket performance is greater than 60%, you will receive your principal amount plus the product of (i) the principal amount of your Notes and (ii) the basket performance; and

•        if the basket performance is equal to or greater than 0% and less than or equal to 60%, you will receive $1,600 per $1,000 principal amount Note; and

•        if the basket performance is less than 0%, you will receive the minimum return of $1,100 per $1,000 principal amount Note.

You will only receive the minimum return of 10% and principal protection if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C (i) Initial = $[•] with respect to aluminum, $[•] with respect to nickel, and $[•] with respect to zinc; which represents the settlement prices of aluminum, nickel and zinc on the basket initial valuation date;

C(i) Final = The settlement price of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, which is one-fourth (1/3) for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day Convention:	Modified following

Settlement:	DTC; global notes

CUSIP/ISIN:	06738C XN 4 and US06738CXN46

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	[•]%	[•]%
Total	$[•]	$[•]	$[•]

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005: http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in the table and each of the examples are purely fictional and do not relate to any actual settlement price or basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the settlement prices of the basket components on the basket final valuation date relative to their settlement prices on the basket initial valuation date. We cannot predict the basket performance.

The following examples illustrate the payment at maturity based upon an initial investment of $1,000 and the settlement prices of the basket components on January 24, 2007, the hypothetical basket initial valuation date.

Example 1: In this case, the basket performance is positive as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Aluminum (US$/ton)	2,953.00	3,000.00	1.59%	1/3	0.53%
Nickel (US$/ton)	41,205.00	41,205.00	4.36%	1/3	1.45%
Zinc (US$/ton)	3,808.00	4,000.00	5.04%	1/3	1.68%

Basket					3.66%

Step 2: Calculate the payment at maturity.

Because the basket performance of 3.66 % is equal to or greater than 0% and less than or equal to 60%, you will receive a payment at maturity of $1,600. The return on your investment is 60%.

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Example 2: In this case, the basket performance is significantly positive as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Aluminum (US$/ton)	2,953.00	5,000.00	69.32%	1/3	23.11%
Nickel (US$/ton)	41,205.00	55,000.00	33.48%	1/3	11.16%
Zinc (US$/ton)	3,808.00	7,000.00	83.82%	1/3	27.94%

Basket					62.21%

Step 2: Calculate the payment at maturity.

Because the basket performance of 62.21% is greater than 60%, you will receive your principal amount plus the minimum return plus the product of (i) the principal amount of your Notes and (ii) the basket performance, calculated as follows:

$1,000 + ($1,000 x basket performance) = $1,000 + ($1,000 x 62.21%) = $1,622.10

The return on your investment is 68.16%

Example 3: In this case, the basket performance is negative as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Aluminum (US$/ton)	2,953.00	2,880.00	-2.47%	1/3	-0.82%
Nickel (US$/ton)	41,205.00	41,000.00	-0.50%	1/3	-0.17%
Zinc (US$/ton)	3,808.00	3,900.00	2.42%	1/3	0.81%

Basket					-0.18%

Step 2: Calculate the payment at maturity.

Because the basket performance of -0.18% is less than 0%, you will receive a payment at maturity of $1,100. The return on your investment is 10%, the minimum return.

Return Profile at Maturity

The table set forth below shows the hypothetical return on an investment in the Notes based upon basket performance, expressed as a percentage, ranging from -50% to 100%. If the basket performance is greater than 60%, the payment at maturity equals the sum of the principal amount plus the product of (i) the principal amount of your Notes and (ii) the basket performance. If the basket performance is equal to or greater than 0% and less than or equal to 60%, the payment at maturity equals $1,600 per $1,000 principal amount Note. Where the basket performance is negative, the payment at maturity is equals $1,100 per $1,000 principal amount Note. You will only receive the minimum return of 10% and principal protection if you hold the Notes to maturity.

Basket Performance	Payment at Maturity	% Return on Notes
100%	$2,100	110%
90%	$2,000	100%
80%	$1,900	90%
70%	$1,800	80%
60%	$1,600	60%
50%	$1,600	60%
40%	$1,600	60%
30%	$1,600	60%
25%	$1,600	60%
20%	$1,600	60%
10%	$1,600	60%
0%	$1,600	60%
–10%	$1,100	10%
–15%	$1,100	10%
–20%	$1,100	10%
–25%	$1,100	10%
–30%	$1,100	10%
–40%	$1,100	10%
–50%	$1,100	10%

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Selected Purchase Considerations

•	Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the settlement price of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•	For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset;

•	For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation” with respect with respect to the basket components and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” with respect to the reference asset.

•	Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to a 60% return on investment at maturity in the event that the basket performance is equal to or greater than 0% and less than or equal to 60%.

•	Minimum Return—The Notes provides a minimum return of 10% in the event that the basket performance is negative.

•	Certain U.S. Federal Income Tax Considerations—In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a ‘Basket’)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Commodities, an Index Containing Commodities or Based in Part on Commodities”.

In addition to the risks described above, you should consider the following:

•	The Notes Might Not Pay More Than the Minimum Return—You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the basket performance is not positive, you will receive the minimum return of 10% at maturity. This will be true even if the settlement prices of some or all of the basket components was higher than the settlement prices on the basket initial valuation date at some time during the term of the Notes but later falls below those initial settlement prices.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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•	Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the prices of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs set forth the historical performance of the basket components based on the settlement prices on the last business day of each month from January 31, 1991 through December 29, 2006. The settlement prices on January 24, 2007 were US$2,953.00/ton with respect to aluminum; US$41,205.00/ton with respect to nickel; and US$3,808.00/ton with respect to zinc.

We obtained the settlement prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical settlement prices of the basket components should not be taken as an indication of their future performance, and no assurance can be given as to the settlement prices on the basket final valuation date. We cannot give you assurance that the performance of the basket components will result in any return in addition to your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about February 21, 2007, which is the seventh business day following the basket initial valuation date (this settlement cycle being referred to as “T+7”). See “Plan of Distribution” in the prospectus supplement.

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